Management Comments:
Quarter and year ending December 31, 2002


Higher pulp and lumber volumes, and successful cost reduction efforts throughout the company contributed to improved financial results for the fourth quarter and year ending December 31, 2002, versus one year ago. Despite challenges such as weak pricing for both pulp and lumber, and the imposition of punishing countervailing and anti-dumping duties in May, net revenue rose by $10.2 million, or 21%, in the fourth quarter compared to the same quarter last year, and by $23.1 million, or 11%, year over year. The company earned a profit of $0.5 million in 2002, a significant improvement over last year's loss of $23.5 million.

The lumber segment posted a much stronger showing in 2002 compared to 2001, largely due to higher lumber shipments, which rose 33% in the quarter and 13% year over year, in response to strong demand. Another factor was the exceptional performance of the company's new high-efficiency sawmill in Whitecourt which, in its first full year of production, exceeded design capacity of 190 million board feet by 9%, a tremendous achievement for a new mill. Prices, however, were disappointing as the market continued to suffer the effects of over supply. The benchmark price for SPF 2'x 4' averaged only US$195 per thousand board feet for the fourth quarter and US$237 for the year. After a May ruling by the U.S. Commerce Department, the company began to pay duties of 27.1% on all softwood lumber shipments to the U.S., resulting in duty payments of $5.2 million for the year. In the second quarter, however, the company benefited from a reversal of $2.3 million in duties recorded in 2001, after it was determined that shipments prior to May 2002 would not be subject to duties.

Net revenue for the pulp segment also increased in 2002, primarily due to higher shipments, which were up 15% from the previous year. While demand for pulp was strong, prices remained relatively weak. Despite steady increases in the first three quarters of 2002, average mill net realizations were lower in 2002 than in 2001.

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The ongoing softwood lumber trade dispute continues to cast uncertainty over the lumber industry, suggesting that lumber prices will remain low for the foreseeable future. Pulp prices, however, have strengthened in response to reduced pulp inventories and are expected to show steady gains as the year progresses. Overall, Millar Western anticipates improved market conditions in 2003 and is expecting to run its facilities at or above stated capacity.

Millar Western is a diversified forest products company with operations in Alberta and Saskatchewan. The company's main product lines are hardwood and softwood bleached chemi-thermo-mechanical pulp and softwood lumber.

For more information, contact:

Joe Concini
Chief Financial Officer
780-486-8265

Carol Cotton
Senior Vice President, Corporate
780-486-8207